UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 15, 2010

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

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Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box, CH-8070 Zurich, Switzerland

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG to be incorporated by reference in their Registration Statement on Form F-3 (file no. 333-158199).

Credit Suisse announced today that Credit Suisse’s Asset Management division has agreed to acquire a significant non-controlling economic interest in York Capital Management (“York”), a leading global event-driven hedge fund manager, from York’s owners.  York will continue to operate independently and be led by Jamie Dinan, founder and Chief Executive Officer, Dan Schwartz, Chief Investment Officer, and the firm’s senior management team.

Under the terms of the transaction, Credit Suisse will pay an initial USD 425 million for its interest in York. York’s principals will be required to maintain a significant investment in York funds.  The transaction will also provide for earn-out payments based on five-year financial performance by York, as well as noncompete arrangements for the Chief Executive Officer, Chief Investment Officer and other senior York principals.  In addition, Credit Suisse expects to enter into arrangements to provide distribution services for York funds on a non-exclusive basis. The transaction is subject to customary closing conditions, including certain regulatory approvals, and is expected to close in the fourth quarter of 2010.  Upon closing, the transaction is expected to result in a modest reduction in our Tier 1 capital ratio.  Credit Suisse’s interest in York is considered non-controlling under US banking laws.

Founded in 1991, York Capital Management has offices in New York, Washington, DC, London and Hong Kong. York manages approximately USD14 billion on behalf of institutions, endowments, foundations, fund of funds, wealthy individuals and their families.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: September 15, 2010
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG